

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03056215

NO ACT
P.E 2-4-03
0-15325

April 4, 2003

Philip P. Rossetti
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2003

Re: Ascential Software Corporation
Incoming letter dated February 4, 2003

Dear Mr. Rossetti:

This is in response to your letter dated February 4, 2003 concerning the shareholder proposals submitted to Ascential by William Peterseim. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 21 2003
THOMSON
FINANCIAL

Enclosures

cc: William Peterseim, CFP, CMFC, Investment Advisor
Trustee, Peterseim Family Trust
4411 Sir Robert Avenue
North Royalton, OH 44133

CRGA

HALE AND DORR LLP
COUNSELORS AT LAW

haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

PHILIP P. ROSSETTI

617-526-6439
philip.rossetti@haledorr.com

February 4, 2003

BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 25049

Re: Ascential Software Corporation
Omission of Shareholder Proposals of Mr. William Peterseim

Dear Sir or Madam:

This letter is being submitted by Hale and Dorr LLP on behalf of Ascential Software Corporation ("Ascential" or the "Company"), in connection with the stockholder proposals submitted by William Peterseim, which are attached as Exhibit A to this letter (the "Proposals"). Mr. Peterseim is seeking to have the Proposals included in the Company's proxy statement and related materials for Ascential's 2003 annual meeting of stockholders (the "2003 Proxy Materials"). Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting six copies of:

- this letter, including an opinion of counsel as contemplated by Rule 14a-8(j)(2)(iii) in Sections I and II; and
- the Proposals.

A copy of this submission is being furnished simultaneously to Mr. Peterseim.

For the reasons set forth below, Ascential believes that the Proposals may be properly excluded from the 2003 Proxy Materials pursuant to Rule 14a-8 of the Exchange Act. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"):

- concur in Ascential's view that the Proposals are excludable under the following provisions of the Exchange Act:
  - Rule 14a-8(i)(1) – not proper subject matter under Delaware law;
  - Rule 14a-8(i)(2) – violation of state law;
  - Rule 14a-8(i)(6) – absence of powers/authority; and
  - Rule 14a-8(i)(7) – ordinary business; and
- confirm that the Staff will not recommend any enforcement action against the Company if the Company omits the Proposals from the 2003 Proxy Materials.

Eligibility and Procedural Deficiencies

The Company believes that the Proposals violate a number of eligibility and procedural requirements under Rule 14a-8. Mr. Peterseim submitted more than one proposal in violation of Rule 14a-8(c) and far exceeded the 500 word limit in violation of Rule 14a-8(d). Furthermore, it is unclear whether Mr. Peterseim continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year prior to submitting the Proposals, and if he intends to continue to hold the securities through the date of the 2003 annual meeting (both as required pursuant to Rule 14a-8(b)). The transfer agent, who was contacted on behalf of the Company, has no record of Mr. Peterseim as a stockholder and, therefore, the Company is unable to determine if he holds the requisite securities ownership. The Company did not notify Mr. Peterseim of the procedural deficiencies of his Proposals.

I. Exclusion of the Proposals Pursuant to Rule 14a-8(i)(1)

Rule 14a-8(i)(1) allows a company to exclude a shareholder proposal that is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization. The Proposals would require action that, under Delaware law, falls within the "sole authority" of Ascential's board of directors and, therefore, the Company believes that the Proposals may be excluded under Rule 14a-8(i)(1).

Section 141(a) of the Delaware General Corporate Law ("DGCL") states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Section 122(5) of the DGCL authorizes corporations to provide their officers with suitable compensation. Additionally, Section 122(15) of the DGCL authorizes corporations to establish and carry out stock option plans for directors, officers and employees. These powers are generally within the sole authority of a corporation's board, and the exercise of these powers is protected by the presumption of the business judgment rule. *See In re Walt Disney Co. Derivative Litigation*, 731 A.2d 342, 362 (Del. Ch. 1998), *rev'd on other grounds*, 746 A.2d 244 (Del. 2000) (stating that "in the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation"); *Haber v. Bell*, 465 A.2d 353, 359 (Del. Ch. 1983) (stating that "generally directors have the *sole authority* to determine compensation levels and this determination is protected by the presumption of the business judgment rule (emphasis added)"). Furthermore, Section 157 of the DGCL authorizes a corporation to create, issue and establish the terms of stock options, and

Section 161 of the DGCL authorizes a corporation's board to issue additional shares of the corporation's capital stock to satisfy the exercise of stock options.

The Commission has permitted the exclusion of shareholder proposals that direct a company's board to take certain actions inconsistent with the discretionary authority provided to the board under state law. *See Phillips Petroleum Co. (Quintas)* (March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that proposed an increase in executives' salaries of three percent per year as an improper subject under Delaware law); *El Paso Energy Corp.* (March 9, 2001) (allowing the exclusion of a proposal pursuant to Rule 14a-8(i)(1) that required the cancellation of the company's restricted stock grant program as an improper subject under Delaware law); *3D Systems Corp.* (April 6, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that intruded on the exclusive authority of the board by prohibiting the awarding of an incentive plan to executive officers unless the company's stock value increased); *SBC Communications, Inc.* (January 11, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that mandated the abolition of all stock options); *see also In re Walt Disney Co. Derivative Litigation,* 731 A.2d at 362; *Haber*, 465 A.2d at 359.

Mr. Peterseim submitted at least seven Proposals, which, among other things, (i) require that the base salaries for all top executives be cut in half as long as the Company's stock price remains below a certain historical level, (ii) require a change to the bonus award criteria for any bonuses based upon an increase in the trading price over the prior year's trading price, (iii) forbid the repricing or replacement of any existing options, (iv) require the repricing of any options with exercise prices below a certain historical trading price to exercise prices equal to such historical trading price, (v) set all future options based on a specified formula tying the exercise price to the lower of a current average trading price and a historical trading price, (vi) prohibit the issuance of new options to any key employee within certain time parameters, and (vii) restrict the dollar value of new options granted to key employees.

To implement the Proposals, the Company's compensation committee and board of directors would be forced to approve new compensation terms and amend existing compensation packages and option programs, regardless of whether the compensation committee or the board of directors concludes that such action is appropriate or in the Company's best interest. If adopted, the Proposals would limit the ability of the Company's board of directors to exercise its business judgment as it pertains to matters of employee compensation by restricting the board's discretion with respect to setting base salaries, bonuses and stock-based compensation. Thus, by denying the board of directors its statutory authority and responsibility to manage Ascential's business and affairs, including compensation to be paid to Ascential's employees and officers, implementation of the Proposals would violate Delaware law. The board of directors has been given exclusive discretion to make these types of decisions under Delaware law, and no statutory provision authorizes the stockholders to determine these types of company policies.

Additionally, the note to Rule 14a-8(i)(1) provides that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Furthermore, the Staff of the Commission has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a8(i)(1)." *See Staff Legal Bulletin No. 14* (July 13, 2001). The Proposals are not drafted as recommendations or requests to the Company's board of directors. Instead, the Proposals provide that "[t]he board of directors shall not have the authority to override these proposals once approved by vote of the stockholders by proxy or at the Annual Meeting." Thus, Ascential believes the Proposals may be excluded because they would be binding on the board of directors and, therefore, improper under state law.

We believe the Proposals, which would be binding on the board if implemented, relate to compensation matters for which only the board of directors has the "sole authority" to review, evaluate and decide under Delaware law. Accordingly, it is our opinion that the Proposals are not proper for shareholder action under Delaware law and, therefore, may be excluded pursuant to Rule 14a-8(i)(1).

II. Exclusion of the Proposals Pursuant to Rule 14a-8(i)(2)

Rule 14a-8(i)(2) permits a company to exclude a proposal that could, if implemented, cause the company to violate a law to which it is subject.

The Proposals, if implemented, would require Ascential to violate Delaware law and, therefore, the Company believes the Proposals may be excluded under Rule 14a-8(i)(2). It is a generally accepted rule of law that unilaterally modifying or terminating a contract constitutes a breach of that contract. *See Williston on Contracts* §§ 1290, 1330, 1338, 1423, 1430 and annotations (3rd ed. 1968) (stating that a breach of contract is "a failure, without legal excuse, to perform any promise which forms part of [a] contract"). A unilateral elimination of benefits granted under a contract, such as an employment agreement, would constitute an actionable breach of contract. *See* Restatement (Second) Contracts §1 (stating that "[a] contract is a promise or set of promises for the breach of which the law gives a remedy or the performance of which the law in some way recognizes a duty"); Annotation, *Sufficiency of Notice or Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee*, 69 A.L.R. 4th 1145, 1147 (1989) (stating that "[w]hen an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of employment"); *Sersun v. Morello*, C.A. No. 1377-K, 1999 WL 350476, at *2 (Del. Ch. Mar. 29, 1999) (stating that "[w]hen a contract is validly made, it cannot be modified without the consent of all parties and an exchange of consideration"); *Lowe v. Bennett*, 1994 WL 750378, at *3 (Del. Super. Dec. 29, 1994) (stating that "[g]enerally, no modification is valid without mutual consent and consideration"). Furthermore, in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon its failure to do so, he is liable to the [other party] for the damages resulting therefrom." *See Wills v. Shockley*, 157 A.2d 252, 253 (Del. Super. Ct. 1960). Finally, in Delaware, the unilateral breach of a contract would violate state contract law. *See Egan & Sons Air Conditioning Co. v. General Motors Corp.*, 1988 WL 47314, at *11 (Del. Super. April 27, 1988) (stating that "[i]n Delaware, the consent of both parties and some consideration are required to support a modification [to a contract]"); *De Cecchis v. Evers*, 174 A.2d 463, 464 (Del. Super. 1961) (stating that "[a] contract having been made, no modification of it could be brought about without the consent of both parties and without consideration"); *see also Duncan v. Theratx, Inc.*,

775 A.2d 1019, 1022 (Del. 2001) (stating that under Delaware law the non-breaching party to a contract is entitled to recover expectation damages from the breaching party).

In the past, the Commission's Staff has not recommended enforcement action against companies that excluded shareholder proposals that could cause the company to breach existing compensation agreements or arrangements. *See Liz Claiborne* (March 18, 2002) (allowing the exclusion of a proposal that required shareholder approval of all existing and future executive officer severance pay agreements pursuant to Rule 14a-8(i)(2)); *Phillips Petroleum Co. (Quintas)* (March 13, 2002) (allowing the exclusion of a proposal relating to an increase of three percent of the annual basic salary of the chairman and other officers pursuant to Rule 14a-8(i)(2)); *BankAmerica Corp.* (February 24, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(2) that required the company to breach existing employment contracts); *International Business Machine, Corp.* (December 15, 1995) (allowing the exclusion under Rule 14a-8(i)(2) of a proposal seeking to reduce the compensation of three executive officers on the grounds that it would be illegal for the company to unilaterally modify existing contracts in connection with the proposal).

These Proposals, if passed, would require Ascential to cut in half the base salaries of all its top executives and change its criteria for awarding any bonuses to the criteria provided in the Proposals. This would require the Company to breach its obligations under numerous existing employment arrangements with its top executives, including, but not limited to, the Offer of Employment agreements and Amended and Restated Change of Control and Severance Agreements (the "Change of Control Agreements") of Messrs. Gyenes, Fiore, McBride and Semel (collectively, the "Employment Agreements"), by unilaterally altering or amending the terms of these binding Employment Agreements. For example, implementing the Proposals would unilaterally alter the compensation provisions agreed to in the Offer of Employment agreements with each of Messrs. Gyenes, Fiore, McBride and Semel. Mr. Gyenes's Offer of Employment, for instance, sets his annual base compensation, target bonus and retention bonus and grants him an option to purchase a certain amount of stock at a fixed exercise price and vesting schedule. Further, neither the Offer of Employment nor the Change of Control Agreements contain any provision allowing the Company to unilaterally reduce or revoke any of the benefits granted thereunder. Any such unilateral action by the Company would constitute a breach under the applicable agreement.

Under Delaware law, Ascential may not unilaterally alter or eliminate benefits that certain employees are entitled to under their legal, binding and enforceable Employment Agreements with the Company. We believe the Proposals, which would be binding on the board if approved by the Company's stockholders, would force Ascential to violate state law by breaching its obligations to its employees under the terms of their Employment Agreements. Therefore, it is our opinion that the Proposals may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposals would cause the Company to breach its contractual arrangements with certain officers in violation of Delaware contract law.

In addition, Ascential believes that the Proposals may be excluded because they affect the business and affairs of the Company in violation of Article V, Section 1 of its Restated Certificate of Incorporation (the "Charter"), which states "[t]he property, business and affairs of the Corporation, shall be managed by the Board of Directors." Also, Article III, Section 1 of the

Company's Restated Bylaws (the "Bylaws") states that "[t]he property, business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors." Additionally, Article V, Section 12 of the Bylaws states that "[t]he compensation of the officers shall be fixed from time to time by the Board of Directors . . . ." Because the Proposals conflict with these provisions by providing the stockholders with the authority to manage the business and affairs of the Company and establish the compensation of its officers, the adoption of the Proposals would cause the Company to violate its Charter and Bylaws and, therefore, violate Delaware law. Accordingly, Ascential believes the Proposals may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposals would cause the Company to breach its Charter and Bylaws in violation of Delaware law.

III. Exclusion of the Proposals Pursuant to Rule 14a-8(i)(6)

Under Rule 14a-8(i)(6), a proposal may be excluded if the company lacks the power or authority to implement the proposal.

The Proposals would require action that Ascential lacks the power and authority to implement and, therefore, the Company believes that the Proposals may be excluded under Rule 14a-8(i)(6). The Staff has permitted the exclusion of proposals that seek to have companies perform tasks that they do not have the contractual authority to perform. *See Liz Claiborne, Inc.* (March 18, 2002) (allowing a company to exclude a proposal under Rule 14a-8(i)(6) that required shareholder approval of executive severance pay); *see also Sensar Corp.* (May 14, 2001) (allowing the omission of a proposal pursuant to Rule 14a-8(i)(6) that would cause the company to breach its existing contractual obligations); *Whitman Corp.* (Feb. 15, 2000) (allowing the exclusion of a proposal under Rule 14a-8(i)(6) that would unilaterally rescind an existing agreement with another company); *BankAmerica Corp.* (Feb. 24, 1999) (allowing the exclusion pursuant to Rule 14a-8(i)(6) of a proposal seeking to rescind and reduce a company's employment benefits in violation of contracts).

The Proposals require that the compensation for all top executives be cut in half and that new criteria be used in awarding bonuses and other stock option compensation. Ascential is party, however, to the executive Employment Agreements described above including, but not limited to, Offer of Employment and Change of Control agreements with Messrs. Gyenes, Fiore, McBride and Semel. As discussed above, these Employment Agreements contain provisions concerning base salaries, bonuses and the criteria used for the grant of options and obligate the Company to honor those provisions. The material provisions of Ascential's Employment Agreements with Messrs. Gyenes, Fiore and McBride are described in Ascential's last proxy statement for Ascential's 2002 annual meeting of stockholders, filed with the Commission on April 30, 2002. Implementing the Proposals would require Ascential to breach numerous provisions of these agreements in violation of state law. Therefore, the Company lacks the power and authority to implement the Proposals.

The Proposals are also excludable under Rule 14a-8(i)(6) because they affect the business and affairs of the Company in violation of its Charter and Bylaws. Article V, Section 1 of the Charter and Article III, Section 1 of the Bylaws each provide that the property, business and affairs of the Company must be managed by the board of directors. Additionally, Article V, Section 12 of the Bylaws states that "[t]he compensation of the officers shall be fixed from time to time by the Board of Directors . . . ." Because the Proposals violate these sections by handing over responsibility for the "business and affairs" of the Company to the shareholders, Ascential does not have the power or authority to implement the Proposals. Thus Ascential believes the Proposals may be excluded under Rule 14a-8(i)(6).

Because the Proposals would require the Company to breach its existing obligations under various employment agreements and act in contravention to its Charter and Bylaws, the Company cannot lawfully effectuate the Proposals. Therefore, Ascential respectfully submits that the Proposals may be excluded under Rule 14a-8(i)(6) because the Company does not have the power or authority to implement the Proposals.

IV. Exclusion of the Proposals Pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a proposal that deals with matters relating to the conduct of the company's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976). In its Release accompanying the amendments to Rule 14a-8, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholder to decide how to resolve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998).

The Staff has previously stated that proposals relating solely to executive compensation are not considered matters within the "ordinary business operations" of a company and are not excludable under Rule 14a-8(i)(7). *See Reebok International Limited* (March 16, 1992) (stating that proposals relating to senior executive compensation can no longer be considered matters of ordinary business). The Commission, however, has determined that Rule 14a-8(i)(7) allows the exclusion of proposals relating to "general compensation issues," *i.e.* those not solely restricted to "senior executive compensation." *See Phillips Petroleum Co. (Quintas)* (March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that references "the Chairman and other officers" because it was not clearly directed only at executive officer compensation); *Lucent Technologies Inc. (Kearns)* (November 6, 2001) (allowing the exclusion under Rule 14a-8(i)(7) of a proposal that provided for the reduction of the salaries of "ALL officers and directors" by 50%); *Minnesota Mining and Manufacturing Co.* (March 4, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations); *Battle Mountain Gold Co.*, (February 13, 1992) (allowing the exclusion of a shareholder proposal under Rule 14a-8(i)(7) that related to either senior executive or other employee compensation unless the proposal was revised to address only senior executives).

Ascential believes the Proposals may be excluded because they address compensation policies and practices beyond executive compensation and thus qualify as "ordinary business" under Rule 14a-8(i)(7). The Proposals affect "any" bonus granted by the Company and forbid the repricing of "any" existing or new options. The Proposals also restrict the dollar value of new options granted to, and prohibit, with certain time parameters, the issuance of new options to, "key employees" as defined by the Company's Defined Benefit or Defined Contribution Retirement Plans. Because the term "key employee" is defined by the Company's plan, by reference to the Internal Revenue Code, as (i) an officer having an annual compensation of greater than $130,000, (ii) a 5% owner of the Company or (iii) a 1% owner of the Company having an annual compensation from the Company of more than $150,000, these Proposals would require the Company to limit option grants to employees who are not senior executives. Furthermore, since the Proposals require the "base salaries for all top executives be cut in half" yet do not define "top executives," they would require the Company to amend the compensation of employees beyond the Company's senior executives. These mandates are not limited solely to senior executives and would restrict the ability of the Company's board of directors to determine the types of compensation paid to employees of the Company generally. Since the Proposals extend beyond senior executives and affect "general compensation matters," Ascential believes that they may be excluded as ordinary business operations under Rule 14a-8(i)(7).

Conclusion

On behalf of Ascential Software Corporation, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposals are excluded from the 2003 Proxy Materials for the reasons set forth above. If the Staff disagrees with the Company's conclusions regarding the omission of the Proposals or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone.

If you have any questions or require additional information, please telephone the undersigned at 617-526-6439.

Very truly yours,



Philip P. Rossetti

Enclosures

cc: Mr. William Peterseim
Mr. Scott N. Semel, *Ascential Software Corporation*
Ms. Barbara A. Dirsa, *Ascential Software Corporation*

<u>Exhibit A - Shareholder Proposals</u>

STOCKHOLDER PROPOSALS
FOR
ASCENTIAL SOFTWARE CORPORATION
2003 ANNUAL MEETING

Submitted 6/4/2002 by

William Peterseim, Certified Financial Planner, Investment Advisor and Trustee
Peterseim Family Trust

Corporate Officers' compensation is all too often "excessive" when measured against the performance they deliver to the company and to the stockholders who own that firm. This is because compensation tends to bear little relation to actual results.

Small business owners are directly in tune with the reality of the marketplace and, for the most part, their compensation is directly impacted by their success or failure in their given market. It makes little sense for the corporate officer to be shielded from the reality of the results of his or her decision making. Therefore, it is proposed to make the officers who accept positions of leadership in this company more directly accountable for the results of their actions. The concept of paying large compensation for time expended, whether it produced any measurable benefit or not, is one stockholders can no longer afford. To reward mediocrity with bonuses and stock options is offensive at best to the stockholders who have invested significant savings into this or any company, trusting the managing executives to deliver at least respectable performance that can translate to improved stock prices.

This proposal intends to correct some abuses it is felt exist in the current compensation system and to head off other potential abuses that exist within the corporate compensation structure in many firms.

Since leadership structured, as a positive plan for the company, the sale and spin off of much of Informix to IBM, their bonus and options should be linked to that major move an its impact on the firms subsequent performance. It is clear to any stockholder that the move has failed to enhance value, as measured by stock prices. On July 3rd of 2001, the sale and name change of the corporation took place. At the time, the stock was trading at approximately 5.25/share. Today, 11 months later, the stock is struggling to hold 3.00, a decline of 43% for a company which has held as much as a billion dollars cash for much of the 11 months, excepting for the two acquisitions.

These acquisitions were intended to enhance Ascential's market position. While this may come about, little evidence can be seen at this juncture. It should be noted that in the technology sector, according to records, the vast majority of acquisitions made in the past five years or so ***have not worked out*** and are often eventually amortized from the books.

To counter any argument the company may put forth pegging the poor stock price to reduced IT spending in the corporate community, newer stockholders should be made aware of Informix's track record prior to the sale.

The company often surprised analysts who saw, in May of 1998 for example, no hope for profitability that year. Yet, 6 weeks later, management announced they had achieved profitability. Informix would periodically "break out" and soar to heights with their stock despite enduring the Soviet Currency meltdown crisis of August of '98, and the worst week on Wallstreet since the Great Depression that fall. Following the plunge from events of 9/11, ASCL stock plunged but then recovered significantly as did most tech stocks. However, only a fraction of the tech stocks subsequently declined to post 9/11 levels as has Ascential. While management doesn't have infinite control over external forces, they do exercise the considerable control that does exist within the corporate management structure. And the buck stops with them. And some of the bucks we pay them should stop as well until they earn them.

Stockholders should reject the notion that bonuses are due and favorable options granted to executives whose decisions have contributed to a decline in stock prices and, hence, the value of each stockholders holdings in Ascential by 43% these past 11 months.

It should not be deemed worthy of bonus to either "mark time" or decrease valuations. While we cannot and should not place full blame for the company's woes on the executives, it is *certainly not unfair* to expect them to share our pain and suffering as stockholders, since they, not us, are making the daily decisions that impact the firm, one way or the other.

Therefore, it is proposed that: (Element One)

As long as stock prices remain below the Bid price on the day of the transition to the "new company" on July 3, 2001, base salaries for all top executives be cut in half. This is certainly not without precedent. In fact, several top executives at a number of larger, better known firms have recently announced on their own, and without stockholder action, that, until their firm became profitable or hit some other milestone, **they would accept *no compensation* or at least *no base salary*.** And, again, if this were a typical small business, losing money or not performing, management would have little choice to cut their own salaries and eliminate bonuses. I assert that cutting base salaries in half is fair. Paying top executives $ 5,000 to $ 10,000 per week to "show up" and perform in a manner that has slashed 43% of the company's (stockholders') value in 11 months is insulting. With the other perks and potential for bonuses and options for ***good or outstanding* performance**, cutting base salaries to $ 2500 - $ 5,000 per week should not constitute any "hardship" on these executives and might actually inspire them to new heights.

Salaries would be restored to those presently scheduled, once the 3 month trailing average stock price on the Bid side exceeds the Bid price on the day of transition and continues to do so for at least 60 days. Any time the stock price falls below that level after reinstituting current compensation, base salaries are to be cut in half again until 60 days after stock prices return to the upside of that mark.

It is further proposed that: (Element Two)

Any bonuses be tied to the company achieving financial results that reflect **a minimum increase, year over year, in the stock price by 12%** (adjusted for any splits). To negate any short-term stock manipulation, the **daily closing price** on each trading day for the month selected for year-to-year comparisons will be averaged for all such trading days, and the averages compared at month's end. Only if the month's average closing price is at least 12% greater than the average closing price of the same month in the prior year, will executives be eligible for bonus.

Options:

It is further proposed that: (Element Three)

It shall be a forbidden practice to "re-price" any existing options, or to replace them with new options at more favorable (lower) prices. This has become fairly common practice in many firms and is self-defeating as to incentive, and punitive practice to stockholders. The purpose of options is to provide employees with incentives to perform better so that the company improves financially with said improvement being reflected in its stock price. If actual performance is such that the company is underperforming and failing to some degree financially with a negative impact on the stock price, recalling an option at $ 5.00 and replacing it with one at $ 3.00 is a great reward to someone that **didn't earn it** and a **punishment** to all existing stockholders and a betrayal to the incentive premise.

It should be remembered that options result in the issuance of ***new stock*** and, hence, the dilution of earnings and potential for decreased stock prices on all issued stock. So, it comes at an expense to existing stockholders. Therefore, while most stockholders understand and embrace the use of options as incentives, their use should remain such and become of value to the recipient ***only*** when earned through the enhancement of the value of the company **as reflected** in an *improved*, not declined, stock price. One doesn't provide incentive for excellence by *lowering* the bar when the original goal was not achieved.

It is further proposed that: (Element Four)

Any existing options at prices lower than that at the date of transition (July 3, 2001) be replaced with options at that the opening Bid price that day. If management felt selling off that aspect of the business was good for the company's future operations, they should be measured against the company's perceived value immediately prior to the breakup. If they are ultimately proven right, they and we as stockholders will be rewarded. Thus far, they are being rewarded while we have sustained 43% losses personally. That is neither fair nor equitable.

It is also proposed that: (Element Five)

Future option prices be issued at no less than the lower of:

The current Ask price as determined by the average of the 10 prior trading sessions Ask prices, or

The Ask price at opening of the date of transition, July 3, 2001.

In an effort to avoid the unwarranted excess compensation of those personnel classed as ***"key employees"*** as defined by Defined Benefit or Defined Contribution Retirement Plans, for Federal purposes,

It is further proposed that: (Element Six)

No options be issued any *key employee* in any year in which the 3 month trailing average Ask price of the common stock has remained at or below the Ask price of the transition date (July 3, 2001) for 183 days or longer. If this average price has remained below the transition date price for at least 90 days during the year but less than 183 days, options to which the key employee would otherwise be entitled by calculation, would be cut in half. The time the stock price spends below any calculated minimum does not have to be continual.

Going forward, year over year, **the minimum standard** for issuance **be raised** by an ***annual reset*** of one half of the excess of the highest 3 month trailing average Ask price achieved during that year over the prior year's standard.

Example: During the prior year, (the first year since the transition year from Informix) the highest 3 month trailing average stock Ask Price achieved was 6.11. This was 86 cents higher than the price at transition date. The annual reset reference standard then becomes 5.25 + .5(.86) or 5.25+.43 = 5.68. Options will be halved if the stock price remains below 5.68 for 90 days, and eliminated if it remains below 5.68 for 183 days.
It is felt that there has been some indiscretion and abuse of some recent compensation packages for relative new-hires who stayed for a short term. This constitutes an excessive and unwarranted abuse of the "Golden Parachute" **for mistakes in hiring and non-performance.** The company cannot afford these undue compensatory practices, and it is severely damaging the stockholders who have had no say in such practices. If you hire someone, and they don't deliver, you shouldn't have to shell out huge equity to fire them. If they demand such terms during the interview, you should look elsewhere. If high demands are made for compensation in event of failure, you might question how likely they are to succeed.

Therefore, it is further proposed that: (Element Seven)

Options granted any key employee in any given year cannot exceed, in dollar value of the exercise price of the options, this formula:

One half the Employee's base salary times whole & decimal fractional years as key employee at the firm times actual year-to-year gain in stock price expressed as a decimal.

For all such calculations, the company may select the date for the year-to-year comparisions. It may be based on the calendar of fiscal year but, once selected, the date is to be used without change going forward. The stock price comparisons, as before, are based upon the 3 month trailing average of Ask prices, year-to-year.

Example: A principal executive has been with the firm for 3 years 6 months as of the determined Review Date. He is paid a Base Salary of $ 250,000. As of the Review Date, the 3 month trailing average stock price was 7.50/share. The 3 month trailing average on the Review Date the year prior was $ 6.20. He may be granted a maximum value in options of: (.5) (250,000) (3.5) 7.50/6.20 = $ 529,233.87. During the prior year, the stock price did not remain below the price at transition or subsequent reset for 90 days. Therefore, the employee is entitled to up to the full calculation of options.

During the 10 prior trading sessions leading up to the Review Date, the stock traded at an average of 7.60/share. Therefore, the maximum number of options this employee could be issued would be: $ 529,233.87/7.60 = 69,636 options at an exercise price of $ 7.60.

If, on the other hand, during the year, the stock had remained below the prior year's reset price of, say, 5.68 for 90+ days, the employee would be eligible for half these options, or 34,818 at the exercise price of $ 7.60. If it had remained below for any combination totaling 183 days, the employee would be denied options that year.

Options denied in any year cannot be made up in any subsequent year.

Obviously, this formula benefits those who stay with the firm and, rewards performance in that the greater the enhanced price of the stock, year over year, the more options that can be granted and have been earned.

The one exception to this formula is when it is determined that a new hire in a key position contributes substantially to the performance of the firm in his or her first year, for purposes of calculation **the first year of employment**, an extra 6 months (.5 yrs) of service is added to that component of the formula, with a minimum factor being 1 full year, regardless of actual time in the company. This provides the firm with the opportunity to enhance the hiring package to someone they feel warrants it, but within limits of reasonableness.

The Board of Directors shall not have the authority to override these proposals once approved by vote of the stockholders by proxy or at the Annual Meeting.

It is herein formally requested that the seven elements constituting these proposals be submitted to the stockholders for their approval at the Annual Meeting in 2003.

Proposed and Submitted by:



William Peterseim, CFP, CMFC, Investment Advisor
Trustee, Peterseim Family Trust

June 4, 2002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ascential Software Corporation
Incoming letter dated February 4, 2003

The proposals relate to: (i) cutting base salaries for top executives in half; (ii) tying executive bonuses to the company achieving certain financial results; (iii) forbidding the repricing of existing options or replacing them with options at lower prices; (iv) replacing existing options at prices lower than that on July 3, 2001 with options at the opening Bid price on that date; (v) issuing future options to "key employees" based on certain criteria; (vi) restricting the issuance of options to "key employees" during certain periods; and (vii) setting terms for the issuance of options to "key employees."

There appears to be some basis for your view that Ascential may exclude the proposals under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Ascential omits the proposals from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Ascential relies.

Sincerely,



Gail A. Pierce
Attorney-Advisor